3375 Toopal Drive • Oceanside, California, 92054 • 949-300-0901

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 4561

Attn: Jason Niethamer and Stephen Krikorian

AS FILED ON EDGAR

July 11, 2006

Re:	Cirracor, Inc., a Nevada corporation
Form 10-KSB for Fiscal Year Ended September 30, 2005
Form 10-QSB for Fiscal Quarters Ended December 31, 2005 and
March 31, 2006
File No. 000-50282

Dear Mr. Niethamer and Mr. Krikorian:

On behalf of Cirracor, Inc., a Nevada corporation (“Company”), please be informed that the undersigned has received and read your letter dated June 21, 2006, regarding the Company’s Annual Report on Form 10-KSB (“Form 10-KSB”) filed with the Securities and Exchange Commission (“Commission”) for the fiscal year ended September 30, 2005, and Quarterly Reports on Form 10-QSBs for the quarters ended December 31, 2005 and March 31, 2006.

The purpose of this letter is to respond, in writing, to the questions, comments and requests for information specified in that letter and to key those responses to the revisions and additions specified in Amendment No. 2 to the Annual Report on Form 10-KSB (“Amendment No. 2”) and the amended quarterly filings, which are anticipated to be filed by August 7, 2006.

At the time that Amendment No. 2 and the amended quarterly filings are filed with the Commission, three (3) marked copies of each will be mailed to your office to facilitate your review. The headings and provisions of this letter, which are numbered, are intended to correspond and respond to the headings and order of the paragraphs in your letter.

Form 10-KSB for the year ended September 30, 2005

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies, page 14

Revenue Recognition, page 15

Securities and Exchange Commission
March 24, 2006

Upon further review and research of the relevant accounting standards, we concur with the Commission’s position that the application of SOP 97-2 does not apply to the Company’s business model, and that the proper revenue recognition guidance is found in SAB 104. Although significant computer programming effort is involved in the Company’s services, the Company does not license, sell or otherwise market software, as are the necessary criteria for the application of SOP 97-2. Instead, the Company provides services to design and develop websites for their customers. The distinct elements of our services include:

•
Design Work - Involves deciding which pages will comprise the website and what those pages should look like. Also includes making sure that a website will operate with the features the client specifically requests.

•
Development Work - Includes the computer programming services required to make a website run. These services consist of writing programs that tell the computer hosting the website what particular pages to display, and to include certain features such as display of a customer’s logo, contact information, or photographs or video clips of a customer’s products and services.

The Company does not provide any upgrades, product enhancements or post-contract services to its customers.

The Company believes that its revenue recognition practices comply with SAB 104, as it currently recognizes income only when all services have been completed and accepted by the customer and collect-ability of the customer’s payment is reasonably assured.

Therefore, the Company undertakes to amend its revenue recognition accounting policy footnote in the Amendment No. 2 to reflect the following of SAB 104. However, the Company believes that no changes to the reported revenue amounts in the financial statements will be necessary since, in practice, the manner in which the Company has recognized revenue has always complied with SAB 104.

Item 8A. Controls and Procedures, page 38

2.
Please note this Item will be revised to state (and future filings will state) that the Company’s executives concluded that the disclosure controls and procedures were effective as of September 30, 2005, i.e., the end of the period covered by the report. Moreover, the statement will be revised to confirm whether the Company’s executives have concluded that the disclosure controls and procedures are effective to insure that information required to be disclosed in Exchange Act reports is accumulated and communicated to management, including the CEO and the CFO, in order to allow timely decisions to be made regarding required disclosures.

3.
Please note this Item will be revised to state (and future filings will state) that the Company’s executives concluded that the disclosure controls and procedures were effective as of September 30, 2005, i.e., the end of the period covered by the report.

Securities and Exchange Commission
March 24, 2006

The changes indicated in Items 2 and 3 above were made in the Company’s initial amendment as it was initially being prepared, but after several rounds of reviews, were inadvertently omitted during the final filing process.

Hopefully, this response letter and Amendment No. 2 and the amended quarterly filings will adequately address the issues raised in your comment letter dated June 21, 2006. Again, Amendment No. 2 and the amended quarterly reports are anticipated to be filed with the Commission on or before August 7, 2006 and mailed to you at that time, with three (3) review copies. The delay is primarily due to the review partner at the Company’s auditing firm being out of the country at the present time.

Of course, if you should require any additional information or clarification, please do not hesitate to contact counsel for the Company, Ms. Karin Carter, directly at (925)828-3555.

Your assistance in this matter is greatly appreciated. Thank you.

Sincerely,

CIRRACOR, INC.

By:	/s/ Reed Fisher
Reed Fisher
President